77 E  LEGAL PROCEEDINGS
FEDERATED

Since October 2003, Federated and related entities (collectively, "Federated"), and various Federated funds ("Funds"), have been named as defendants in several class action lawsuits now pending in the United
States District Court for the District
of Maryland. The lawsuits were purportedly
 filed on behalf of people who purchased, owned and/or redeemed shares of
Federated-sponsored mutual funds during sp ecified periods beginning November 1, 1998
.. The suits are generally similar in
alleging that Federated engaged in illegal
 and improper trading practices including market timing and late trading in concert with certain institutional traders, which allegedly caused financial injury to the mutual fund shareholders. These lawsuits began to be filed shortly after Federated' s first public announcement that it had r eceived requests for information on shareholder trading activities in the Fund s from the SEC, the Office of the New York
State Attorney General ("NYAG"),
and other authorities. In that regard, on November 28, 2005, Federated announced tha t it had reached final settlements with the SEC and the NYAG with respect to those matters. Specifically, the SEC and NYAG settled proceedings against three Federated subsidiaries involving und isclosed market timing arrangements and la te trading. The SEC made findings: that Federated Investment Management Company ("
FIMC"), an SEC-registered investment advis er to various Funds, and Federated
Securities Corp., an SEC-registered broker
-dealer and distributor for the Funds, vio lated provisions of the Investment
Advisers Act and Investment Company Act by
 approving, but not disclosing, three mar ket timing arrangements, or the associated conflict of interest between FI
MC and the funds involved in the arrangemen ts, either to other fund shareholders or to the funds' board; and that Federated
Shareholder Services Company, formerly an S
EC-registered transfer agent, failed
to prevent a customer and a Federated employ ee from late trading in violation of provisi ons of the Investment Company
Act. The NYAG found that such conduct viol ated provisions of New York State law. Federat ed entered into the settlements without admitting or denying the regulators'
 findings. As Federated previously reported in 2004, it has already paid approximately $8.0 million to certain funds as determined by an independent consultant.
As part of these settlements,
Federated agreed to pay disgorgement and a c ivil money penalty in the aggregate amount o f an additional $72 million and, among other things, agreed that it woul d not serve as investment adviser to any reg istered investment company unless (i) at least 75% of the fund's direct ors are independent of Federated, (ii) the ch airman of each such fund is independent of Federated, (iii) no action may b e taken by the fund's board or any committee thereof unless approved by a majority of the independent trustees of th e fund or committee, respectively, and (iv) t he fund appoints a "senior officer" who reports to the independent trustees and i s responsible for monitoring compliance by th e fund with applicable laws and fiduciary duties and for managing the process by which management fees charged to a fund a re approved. The settlements are described in Federated's anno uncement which, along with previous press releases and related communications on those matters, is available in the "About Us" section of Federated's websi te at FederatedInvestors.com.
Federated and various Funds have also been nam ed as defendants in several additional lawsuit s, the majority of which are now pending in the United States District C ourt for the Western District of Pennsylvania, alleging, among other things, excessive advisory and Rule 12b-1 fees.
The board of the Funds has retained the law firm
 of Dickstein Shapiro LLP to represent the Funds in these lawsuits. Federated and the Funds, and their respective co unsel, are reviewing the allegations and inten d to defend this litigation.
Additional lawsuits based upon similar allegati ons may be filed in the future. The potential impact of these lawsuits, all of which seek unquantified damages, attorneys' fee s, and expenses, and future potential similar s uits is uncertain. Although we do not believe that these lawsuits will have a material adverse effect on the Funds, there can be no assurance that
these suits, ongoing adverse publicity and/or o ther developments resulting from the regulatory investigations will not result in increased Fund redemptions, reduced sales of Fu nd shares, or other adverse consequences for the Funds.

EDWARD JONES
In the normal course of business, Edward Jones is named, from time to time, as a defendant in various legal actions, including arbitrations, class actions, and other litigation. Certain of these legal actions include claims for substantial co mpensatory and/or punitive damages or claims for indeterminate amounts of damages. Edward Jones is involved, from time to time, in investigations and proceedings by governmental a nd self-regulatory agencies, certain of which may result in adverse judgments, fines, or penal ties. Recently, the number of legal actions and investigations has increased with a focus on mut ual fund issues among many firms in the financial services industry, including Edward Jo nes. The potential impact of these legal proceedings is uncertain. As of the date of this prospectus, Edward Jones does not believe that any current or anticipated legal proceedings will have a material adverse impact on Edward Jones or the Fund. However, there can be no assurance t hat these suits, the ongoing adverse publicity and/or other developments resulting from the regu latory investigations will not result in increased
Fund redemptions, reduced sales of Fund shares, o r other adverse consequences for the Fund.